As filed with the Securities and Exchange Commission on December 12, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

MASSEY ENERGY COMPANY

(Name of Subject Company (Issuer))

MASSEY ENERGY COMPANY

(Name of Filing Person (Offeror))

2.25% Convertible Senior Notes due 2024

(Title of Class of Securities)

576203 AE 3 (144A), U5757P AB 1 (Reg. S) and 576203 AF 0 (Registered)

(CUSIP Number of Class of Securities)

Thomas J. Dostart, Esq.

Vice President, General Counsel and Secretary

MASSEY ENERGY COMPANY

4 North 4th Street

Richmond, Virginia 23219

(804) 788-1800

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of filing persons)

Copies to:

David M. Carter, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 788-8200

Calculation of Filing Fee

Transaction valuation(1) $231,350,000	Amount of filing fee(2) $27,230
(1)	Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated based on the average of the bid and asked prices of the 2.25% Convertible Senior Notes due 2024 on the PORTAL System on November 16, 2005 of $1,322 per $1,000 issue price of the Convertible Notes. As of November 16, 2005, there was $175,000,000 aggregate principal amount of Convertible Notes outstanding.
(2)	The amount of the filing fee was calculated at a rate of $117.70 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.00011770.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$27,230	Filing Party:	Massey Energy Company
Form or Registration No.:	SC TO-I	Date Filed:	November 23, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Massey Energy Company, a Delaware corporation (the “Company”), on November 23, 2005 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the Company’s offer to exchange shares of its common stock, par value $0.625 per share, and a cash payment for any and all of its outstanding 2.25% Convertible Senior Notes due 2024 upon the terms and subject to the conditions set forth in the Offer to Exchange, dated November 22, 2005 (the “Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the exchange offer, copies of which were previously filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO. This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The exchange offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The information in the Offer to Exchange and the Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11.

The Offer to Exchange is hereby amended as follows:

The third sentence under “Summary — What is the consideration for the Convertible Notes in this exchange offer?” on page 1 and the second sentence of the second paragraph under “The Exchange Offer — Principal Amount of Convertible Notes; Price — General” on page 13 are hereby amended by deleting such sentences in their entirety and replacing them with the following:

“In addition to the exchange consideration, holders who validly tender and do not withdraw their Convertible Notes in the exchange offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase, which is expected to be approximately $5.44 per $1,000 principal amount of Convertible Notes.”

The first sentence under “Summary — What are the significant conditions to the exchange offer?” on page 3 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Notwithstanding any other provision of the exchange offer, our obligation to accept for exchange, and to exchange for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the exchange offer, is conditioned upon the satisfaction of the General Conditions and the Refinancing Condition having occurred or having been waived by us on or prior to the Expiration Date. See ‘Conditions of the Exchange Offer.’”

The second sentence under “Summary — How will we pay for the Convertible Notes?” on page 4 is hereby amended by deleting such sentence in its entirety and replacing it the following:

“On December 9, 2005, we priced a private offering under Rule 144A and Regulation S of the Securities Act, which we refer to as the Notes Offering, of $760.0 million aggregate principal amount of our 6.875% Senior Notes due 2013, which we refer to as the 6.975% Notes. The 6.875% Notes will sold at a price of $992.43 per $1,000 principal amount, are our senior unsecured obligations, will pay interest semi-annually and will be guaranteed on a senior unsecured basis by substantially all of our current and future operating subsidiaries. The 6.875% Notes and the related guarantees will rank equally with all of our and the guarantors’ existing and future senior unsecured indebtedness, but will be effectively subordinated to all of our and the guarantors’ existing and future senior secured indebtedness to the extent of the value of the assets securing that indebtedness and to all liabilities of our subsidiaries that are not guarantors.”

The first sentence under “Forward-Looking Statements” on page 8 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Some of the statements contained in this Offer to Exchange, including the documents incorporated by reference herein, discuss our plans and strategies for our business or make other forward-looking statements.”

The table and related footnotes under “Capitalization” on page 12 is hereby amended by deleting such table and the related footnotes in their entirety and replacing them with the following:

	As of September 30, 2005
	Actual	As Adjusted(1)
	($ in millions)
Cash and cash equivalents	$140.7	$307.6

Short-term debt
Current portion of capital lease obligations	$11.7	$11.7

Total short-term debt	11.7	11.7

Long-term debt
6.875% Senior Notes due 2013	—	760.0
Asset-based revolving credit facility	—	—
6.625% Senior Notes due 2010	335.0	335.0
2.25% Convertible Senior Notes due 2024	175.0	—
6.95% Senior Notes due 2007	220.1	—
4.75% Convertible Senior Notes due 2023	132.0	—
Capital lease obligations	12.7	12.7
Fair market hedge value	(4.9)	(4.9)

Total long-term debt	869.9	1,102.8

Shareholders’ equity
Capital stock
Preferred stock, no par value, 20,000,000 shares authorized, none issued and outstanding
Common stock, $0.625 par value, 150,000,000 authorized, 76,914,561 issued and outstanding	48.1	51.4 (2)
Additional capital	49.9	221.5
Retained earnings	796.3	594.8
Unamortized executive stock plan expense	(4.7)	(4.7)

Total shareholders’ equity	889.6	863.0

Total capitalization	$1,771.2	$1,965.8

(1)	Assumes that all of the 6.95% Notes are tendered and purchased or otherwise called for redemption, all of the 4.75% Convertible Notes are tendered and purchased and that all of the Convertible Notes are tendered and exchanged. Amounts assume a stock price of $38.29, the closing price of our common stock as of November 21, 2005, the trading date immediately prior to the date we commenced the tender offers and the exchange offer, and as a result of such stock price, that we would have paid, excluding accrued interest, $40.3 million, $281.8 million and $226.3 million in order to exchange the Convertible Notes and purchase our 4.75% Convertible Notes and our 6.95% Notes, respectively. In addition, the amounts assume an additional $13.6 million in fees and expenses.
(2)	As adjusted common stock shares outstanding will be 82,122,894.

The third paragraph under “Expiration Date; Extension and Termination” on page 14 is hereby amended by adding the following after the sixth sentence:

“Under Rule 13e-4(f)(5) promulgated under the Exchange Act, we must pay the consideration offered or return the Convertible Notes tendered promptly after termination or withdrawal of the exchange offer.”

Clause (1) of the fifth paragraph under “The Exchange Offer — Other Matters” on page 19 is hereby amended by deleting such clause in its entirety and replacing it with the following:

“(1) represents, warrants and agrees that: such tendering holder has received a copy of the Offer Documents, understands and agrees to be bound by all the terms and conditions of the exchange offer and has full power and authority to tender such tendering holder’s Convertible Notes;”

The last sentence of the sixth paragraph under “The Exchange Offer — Other Matters” on page 19 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“We also reserve the right to waive any defects or irregularities as to particular Convertible Notes.”

The first sentence of the first paragraph under “Conditions to the Exchange Offer” on page 21 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to exchange for, Convertible Notes tendered pursuant to the exchange offer and may terminate, extend or amend the exchange offer and may (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer) postpone the acceptance for purchase of, and payment for, Convertible Notes so tendered if at any time on or after the date hereof and on or prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by us in our reasonable judgment to have occurred) that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the exchange offer or with such acceptance for payment or payment.”

The section entitled “General Conditions” on page 21 and the paragraph immediately following such section under “Conditions to the Exchange Offer” on page 22 are hereby amended by deleting such section and paragraph in their entirety and replacing them with the following:

“General Conditions. In addition, the exchange offer is conditioned upon none of the following having occurred (the “General Conditions”):

(i) there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the tender offer, that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer;

(ii) there shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction by any court or governmental, regulatory or administrative agency or instrumentality (collectively, a “Legal Event”) that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer;

(iii) there shall have occurred any development affecting our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or of our subsidiaries or our affiliates that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer;

(iv) the trustee under the Indenture shall have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the consummation of the exchange offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the exchange offer or the acceptance of, or exchange for, the Convertible Notes; or

(v) there shall have occurred (a) any general suspension of, or limitation on prices for, trading in the U.S. securities or financial markets, (b) any significant change in the price of the Convertible Notes which is adverse to us or any of our affiliates, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) there is (i) an outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of a national emergency or war by the United States or (ii) any other calamity or crisis or any change in political, financial or economic conditions, if the effect of any such event in (i) or (ii), in our sole judgment, makes it impracticable or inadvisable to proceed with the exchange offer, or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be asserted by us in our sole discretion regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, in our sole discretion, on or prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted on or prior to the Expiration Date. If we assert or waive any of the foregoing conditions, we will promptly make a public announcement of such assertion or waiver and, if necessary, extend the Expiration Date, by press release in the manner described under ‘Expiration Date; Extension and Termination.’ Any determination by us concerning the events described above will be final and binding on all parties. All of the conditions to the exchange offer, other than necessary governmental approvals, must be satisfied or waived on or prior to the Expiration Date.”

The first paragraph “Documents Incorporated by Reference” on page 50 is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“We incorporate by reference in this Offer to Purchase our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on May 10, 2005, August 9, 2005 and November 9, 2005, respectively, our Current Reports on Form 8-K, which were filed with the SEC on February 7, 2005, February 24, 2005, February 25, 2005, March 15, 2005, March 18, 2005, April 1, 2005, May 26, 2005, May 31, 2005, September 26, 2005, November 17, 2005, November 23, 2005, November 30, 2005 and December 9, 2005, and our Current Report on Form 8-K/A, which was filed with the SEC on November 30, 2005.”

The section entitled “Documents Incorporated by Reference” is hereby further amended by deleting the second and third full paragraphs on page 50 in their entirety.

The Letter of Transmittal is hereby amended as follows:

Clause (1) of the third paragraph on page 5 is hereby amended by deleting such clause in its entirety and replacing it with the following:

“(1) represents, warrants and agrees that: such tendering holder has received a copy of the Offer Documents, understands and agrees to be bound by all the terms and conditions of the exchange offer and has full power and authority to tender such tendering holder’s Convertible Notes;”

The third sentence of the third paragraph on page 6 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“In addition to the Exchange Consideration, holders who validly tender and do not withdraw their Convertible Notes in the Exchange Offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the date of exchange, which is expected to be approximately $5.44 per $1,000 principal amount of Convertible Notes.”

The fourth paragraph on page 6 is hereby amended by adding the following after the sixth sentence:

“Under Rule 13e-4(f)(5) promulgated under the Exchange Act, we must pay the consideration offered or return the Convertible Notes tendered promptly after termination or withdrawal of the Exchange Offer.”

The fourth sentence under “Instructions — 7. Irregularities.” on page 14 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“We also reserve the right to waive any defects or irregularities as to particular Convertible Notes.”

Item 12.	Material to be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following:

(a)(5)(B)	Press Release issued by the Company, dated November 30, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on November 30, 2005).
(a)(5)(C)	Press Release issued by the Company, dated December 7, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 9, 2005).
(a)(5)(D)	Press Release issued by the Company, dated December 9, 2005 (incorporated herein by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on December 9, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MASSEY ENERGY COMPANY

By:	/s/ Thomas J. Dostart
Thomas J. Dostart Vice President, General Counsel and Secretary

Dated: December 9, 2005

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)	Press Release issued by the Company, dated November 30, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on November 30, 2005).

(a)(5)(C)	Press Release issued by the Company, dated December 7, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 9, 2005).

(a)(5)(D)	Press Release issued by the Company, dated December 9, 2005 (incorporated herein by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on December 9, 2005).